[Ctrip Letterhead]

June 22, 2004

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd. Form F-2 (File No. 333-115758) Form RW-Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ctrip.com International, Ltd., a Cayman Islands company (the “Registrant”), hereby applies for an Order granting the withdrawal of its Registration Statement on Form F-2 (File No. 333-115758), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2004.

The Registrant is withdrawing the Registration Statement because certain selling shareholders named therein have determined not to proceed with the transactions contemplated thereby. The Registrant confirms that none of the Registrant’s securities have been or will be issued or sold under the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use, in accordance with, and subject to the conditions of, Rule 457(p) promulgated under the Securities Act.

Should you have any questions or require further information regarding this matter, please do not hesitate to contact the undersigned at (852) 2169-0911 or David T. Zhang, Esq. or Z. Julie Gao, Esq., of Latham & Watkins LLP, outside counsel to the Registrant, at (852) 2522-7886.

Sincerely,

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen President and Chief Financial Officer

cc:	David T. Zhang, Esq.
Z. Julie Gao, Esq.